UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

SAFENET, INC.
(Name of Subject Company)
SAFENET, INC.
(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
78645R107
(CUSIP Number of Class of Securities)
Kevin Hicks
General Counsel and Secretary
SafeNet, Inc.
4690 Millennium Drive
Belcamp, Maryland 21017
(443) 327-1200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

WITH COPIES TO:
Mark Gordon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     The purpose of this Amendment No. 1 is to amend and supplement Item 4, Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) previously filed by SafeNet, Inc., a Delaware corporation, on March 12, 2007, in respect of the tender offer commenced on March 12, 2007, by Stealth Acquisition Corp., an affiliate of Vector Capital, and to add additional exhibits and to revise the Exhibit Index accordingly.

Item 4.	The Solicitation or Recommendation.
     (b)(2) Background.
     The first sentence of the eighth paragraph of Item 4(b)(2) is amended and restated in its entirety to read as follows:
During the next several weeks, Merrill Lynch contacted, on behalf of the Company, approximately 14 potential financial buyers and 31 potential strategic buyers.
     The first four sentences of the tenth paragraph of Item 4(b)(2) are hereby amended and restated in their entirety to read as follows:
The strategy committee set November 15, 2006 as the deadline for submission of indications of interest. On that date, five parties, including one strategic buyer and four financial buyers, submitted indications of interest in acquiring the Company, and another strategic buyer submitted an indication of interest in acquiring one of the Company’s business units. The indications of interest to acquire the Company contained indications ranging from $26.00 per share to $29.00 per share in cash. The five parties who submitted indications of interest in acquiring the Company were invited to engage in more extensive due diligence, including access to an on-line “data room” and further meetings with management (with a representative of the strategy committee present).

Item 8.	Additional Information to be Furnished.
     Item 8(c) is hereby amended and supplemented by adding the following new paragraph at the end of the first paragraph thereof:
On March 14, 2007, the plaintiff in the Globis action filed an amended complaint adding allegations that the Statement contained material omissions and is misleading. The foregoing description does not purport to be complete and is qualified in its entirety by reference to Exhibit (d)(6) of Amendment No. 1 (the “Amended TO”) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 15, 2007 by Stealth Acquisition Corp., which is incorporated herein by reference. Also on March 14, 2007, the plaintiff in the Globis action filed a motion for expedited proceedings.
     Item 8(c) is hereby further amended and supplemented by adding the following at the end of the second paragraph thereof:
On March 12, 2007, the plaintiff in the Caterello action amended his complaint to add additional defendants, including the Company, and to assert derivative causes of action relating to certain stock options granted by the Company in the period from 2000 through 2005. The foregoing description does not purport to be complete and is qualified in its entirety by reference to Exhibit (d)(7) to the Amended TO, which is incorporated herein by reference. Also on March 12, 2007, the plaintiff in the Caterello action again applied for a temporary restraining order and moved for expedited discovery. On March 13, 2007, the court denied the Caterello plaintiff’s second application for a temporary restraining order.
     Item 8(d) is hereby amended and supplemented by adding the following new paragraph at the end thereof:
As noted in the footnotes to the preliminary unaudited financial information set forth in this Section 8(d), the preliminary unaudited financial information for the fiscal year ended December 31, 2006 and the fiscal quarter ended December 31, 2006 do not reflect the Contract Adjustment, and therefore assume approximately $7 million of revenues and associated costs in the fourth quarter of 2006 related to one contract. After March 5, 2007, the Company determined that a substantial portion of such revenues and associated costs will be recognized in periods subsequent to 2006 rather than in the fourth quarter of 2006. Accordingly, the $85.5 million in sales for the fourth quarter of 2006 and the $295.2 million in sales for the full fiscal year 2006 will be adjusted downward by a substantial portion of the $7 million with a corresponding decrease in EBITDA and EPS.
The preliminary unaudited financial information set forth in this Section 8(d) remains subject to all of the qualifications, limitations and potential adjustments referred to in this Section 8(d) and in the Statement generally.
     Item 8(e) is hereby amended and supplemented by adding the following new paragraph at the end thereof:
The 2007 projected revenue includes approximately $15 million of revenues and associated costs related to the Contract Adjustment described on page 19 of the Statement. After March 5, 2007, the Company determined that a substantial portion of such revenues and associated costs will be recognized in subsequent periods rather than in 2007. The projected financial information for 2007, including the $330.0 million revenue projection and the corresponding projected EBITDA and EPS, do not reflect any adjustment in respect of the $15 million of revenues and associated costs described above or any adjustment in respect of any portion of the $7 million of revenues described in Item 8(d) above to be recognized in periods after 2006.
The projected financial information set forth in this Section 8(e) remains subject to all of the qualifications, limitations and potential adjustments referred to in this Section 8(e) and in the Statement generally.
     Item 9. Exhibits.

Exhibit
Number	Description
(a)(10)	Amended Complaint filed in the Court of Chancery of the State of Delaware captioned Globis Capital Partners, LP vs. Safenet, Inc. et al., case No. 2772-VCP, filed on March 14, 2007 (incorporated by reference to Exhibit (d)(6) to the Amended Schedule TO of Stealth Acquisition Corp. filed with the Securities and Exchange Commission on March 15, 2007).

(a)(11)	Amended Shareholder Class and Derivative Complaint filed in the Circuit Court for Harford County, Maryland, captioned Joseph Caterello vs. Safenet, Inc. et al., Case No. 12-C-07-708, filed on March 12, 2007 (incorporated by reference to Exhibit (d)(7) to the Amended Schedule TO of Stealth Acquisition Corp. filed with the Securities and Exchange Commission on March 15, 2007)

SIGNATURE
     After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

SAFENET, INC.
By	/s/ Walter W. Straub
	Name:	Walter W. Straub
	Title:	Chairman and Interim Chief Executive Officer

Dated: March 15, 2007

3